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                                                                ---------------------------
                                                                OMB APPROVAL
                              UNITED STATES                     ---------------------------
                                                                OMB Number: 3235-0145
                    SECURITIES AND EXCHANGE COMMISSION          ---------------------------
                                                                Expires: December 31, 2005
                          WASHINGTON, D.C. 20549                ---------------------------
                                                                Estimated average burden
                                                                hours per response. . . 11
                                                                ---------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ___3____)*

                                 Onvia.com, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   68338T-403
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]   Rule 13d-1(b)
           [X]   Rule 13d-1(c)
           [ ]   Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP NO. 68338T-403                                         PAGE  2 OF  7 PAGES
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1.   NAMES OF REPORTING PERSONS

     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Roger Feldman
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen
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                         5.         SOLE VOTING POWER
                                       24,739
         NUMBER OF       -------------------------------------------------------
          SHARES         6.        SHARED VOTING POWER
       BENEFICIALLY                    617,070
         OWNED BY        -------------------------------------------------------
           EACH          7.        SOLE DISPOSITIVE POWER
        REPORTING                      24,739
       PERSON WITH       -------------------------------------------------------
                         8.        SHARED DISPOSITIVE POWER
                                       617,070
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            641,809
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
     (See Instructions)
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.2%
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12.  TYPE OF REPORTING PERSON (See Instructions)

            IN
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CUSIP NO. 68338T-403                                         PAGE  3 OF  7 PAGES
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1.   NAMES OF REPORTING PERSONS

     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Harvey Hanerfeld
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen
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                         5.         SOLE VOTING POWER
                                       22,230
         NUMBER OF       -------------------------------------------------------
          SHARES         6.        SHARED VOTING POWER
       BENEFICIALLY                    617,070
         OWNED BY        -------------------------------------------------------
           EACH          7.        SOLE DISPOSITIVE POWER
        REPORTING                      22,230
       PERSON WITH       -------------------------------------------------------
                         8.        SHARED DISPOSITIVE POWER
                                       617,070
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            639,300
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
     (See Instructions)
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.1%
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12.  TYPE OF REPORTING PERSON (See Instructions)

            IN
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Item 1.    (a) Name of Issuer:
                       Onvia.com, Inc.
           (b) Address of Issuer's Principal Executive Offices:

                       1260 Mercer Street
                       Seattle, WA 98109

Item 2.    (a)  Name of Person Filing:

                       This Schedule 13G is being filed jointly by
                Roger Feldman and Harvey Hanerfeld (the "Reporting
                Persons").

           (b)  Address of Principal Business Office or, if none, Residence:

                       The address of each of the Reporting Persons is
                1919 Pennsylvania Avenue, NW, Suite 725, Washington, DC 20006

           (c)  Citizenship:

                       Each of the Reporting Persons is a United States citizen.

           (d)  Title of Class of Securities:

                       Common Stock, $.0001 par value

           (e)  CUSIP Number:

                       68338T-403

Item 3.         If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                240.13d-2(b) or (c), check whether the person filing is a:

          (a)   [ ] Broker or dealer registered under Section 15 of the Act.

          (b)   [ ] Bank as defined in Section 3(a)(6) of the Act.

          (c)   [ ] Insurance company as defined in Section 3(a)(19) of the Act.

          (d)   [ ] Investment company registered under Section 8 of the
                    Investment Company Act of 1940.

          (e)   [ ] An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E).

          (f)   [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

          (g)   [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

          (h)   [ ] A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

          (i)   [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                    Company Act of 1940.

          (j)   [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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Item 4.   Ownership.

          (a)   Amount Beneficially Owned: *

          (b)   Percent of Class: *

          (c)   Number of Shares as to which the person has:

                (i)   sole power to vote or direct the vote *

                (ii)  shared power to vote or direct the vote *

                (iii) sole power to dispose or direct the disposition of *

                (iv)  shared power to dispose or direct the disposition of *

          *See Attachment A

Item 5.   Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on By the Parent Holding Company or Control
          Person.

                Not applicable.

Item 8.   Identification and Classification of Members of the Group.

                Not applicable.

Item 9.   Notice of Dissolution of Group.

                Not applicable.

Item 10.  Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 2, 2006
                                              ---------------------------------
                                                           (Date)

                                                      /s/ Roger Feldman
                                              ---------------------------------
                                                         (Signature)

                                                        Roger Feldman
                                              ---------------------------------
                                                        (Name/Title)

                                                    /s/ Harvey Hanerfeld
                                              ---------------------------------
                                                         (Signature)

                                                      Harvey Hanerfeld
                                              ---------------------------------
                                                        (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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                                  ATTACHMENT A

                  As of December 31, 2005, Roger Feldman is the beneficial owner of 641,809 shares of Common Stock, constituting 8.2% of the issued and outstanding shares of Common Stock, and Harvey Hanerfeld is the beneficial owner of 639,300 shares of Common Stock, constituting 8.1% of the issued and outstanding shares of Common Stock. Roger Feldman has the sole power to vote or to direct the voting of and to dispose and to direct the disposition of the
14,750 shares of Common Stock beneficially owned by him as an individual and options to purchase 9,989 shares of Common Stock exercisable within 60 days of
December 31, 2005. Harvey Hanerfeld has the sole power to vote or to direct the voting of and to dispose and to direct the disposition of the 22,230 shares of
Common Stock beneficially owned by him as an individual. As sole stockholders of
West Creek Capital, Inc., a Delaware corporation that is the general partner of
West Creek Capital, L.P., a Delaware limited partnership that is the investment adviser to West Creek Partners Fund L.P., a Delaware limited partnership (the
"Fund"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 370,000 shares of Common Stock owned by the Fund. As voting members of Cumberland Investment Partners, L.L.C., a
Delaware limited liability company ("Cumberland"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 247,070 shares of Common Stock owned by Cumberland.